Exhibit 99.(a)(5)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN JAPAN, AUSTRALIA OR THE REPUBLIC OF ITALY

National Bank of Greece S.A.

Athens, May 31, 2013

NATIONAL BANK OF GREECE S.A. ANNOUNCES A CASH TENDER OFFER FOR UP TO 22,500,000 OF THE OUTSTANDING 25,000,000 AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE OF ITS NON-CUMULATIVE PREFERENCE SHARES, SERIES A, NOMINAL VALUE €0.30 PER SHARE .

National Bank of Greece S.A. (the Bank) announces today that it has launched an offer to purchase for cash up to 22,500,000 of the outstanding 25,000,000 American Depositary Shares (ADS CUSIP 633643507) (each, an “ADS” and collectively, the “ADSs”), each representing one of its Non-Cumulative Preference Shares, Series A, nominal value €0.30 per share (the “Preference Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2013 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”).  On the terms and subject to the conditions of the Offer, the Bank is offering to pay $12.50 per ADS net to the seller in cash, less any applicable withholding taxes and without interest, after deduction of any other applicable fees and taxes, for ADSs validly tendered and not validly withdrawn (the “Tender Offer Consideration”)

The Offer aims to generate Core Tier 1 capital for the Bank and to further strengthen the quality of its capital base.

The Bank will purchase up to 22,500,000 ADSs.  If more than 22,500,000 are validly tendered and not validly withdrawn, the ADSs tendered will be purchased on a pro rata basis.  As of May 30, 2013, there were 25,000,000 ADSs outstanding.  All of our outstanding Preference Shares are represented by ADSs.  The offer is not conditional on any minimum number of ADSs being tendered or the availability of any financing.  However, the Offer is conditional on certain conditions, as set out in the Offer to Purchase.

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, June 28, 2013 (being the end of the day on June 28, 2013), unless the Bank extends the offer (such time and date, as the same may be extended, the “Expiration Time”) and subject to the absolute right of the Bank, in its sole discretion and in accordance with applicable law, to terminate or amend the Offer at any time.  Holders of ADSs (“ADS Holders”) may validly withdraw tendered ADSs at any time prior to the Expiration Time. Any ADSs validly tendered and not validly withdrawn prior to the Expiration Time may not be withdrawn unless the Bank extends the Expiration Time or is otherwise required by law to permit such withdrawal.

Settlement is expected to occur on July 3, 2013 (the “Settlement Date”), subject to the rights or obligations of the Bank to extend or amend the Offer.

The Bank will submit for cancellation any ADSs purchased pursuant to the Offer, and will cancel the Preference Shares represented thereby, subject to the requisite corporate approvals for cancellation of the Preference Shares.

The Bank will publicly announce no later than 9:00 a.m., New York City time, on the first business day following the Expiration Time the results of the Offer, the aggregate number of ADSs accepted for purchase by the Bank, the satisfaction or waiver of the Offer conditions and the proration factor, if applicable.

INDICATIVE TIMETABLE

The following table sets forth the expected times and dates of the key events relating to the Offer.  This is an indicative timetable, and is subject to change at the discretion of the Bank.

Events	Times and Dates
Commencement of the Offer	May 31, 2013

Expiration Time	12:00 midnight New York City time, June 28, 2013 (which shall be the end of the day of June 28, 2013)

Announcement of Offer Results	July 1, 2013 (by no later than 9:00 a.m. New York City time)

Settlement Date	July 3, 2013

The above times and dates are subject to the Bank’s right to extend, re-open, amend and/or terminate the Offer (subject to applicable law and as provided in the Offer to Purchase).  Holders of ADSs are advised to check with any broker or other securities intermediary through which they hold ADSs whether such securities intermediary would require receipt of instructions to participate in, or revocation of instructions to participate, in the Offer before the deadlines set out above.  The deadlines set by any such securities intermediary, by DTC and by other clearing systems for the submission of any tender instruction will also be earlier than the relevant deadlines specified above.

On the Settlement Date, the Bank will pay the Tender Offer Consideration to the Tender Agent in cash, less any applicable withholding taxes and without interest thereon, for the ADSs accepted for payment and subject to proration.  Under no circumstances will interest on the Tender Offer Consideration for the ADSs be paid, regardless of any delay in making such payment.

DIVIDENDS AND FUTURE REDEMPTIONS

The Bank has not paid any dividends on the Preference Shares since March 2011, and it will not make any dividend payments in 2013 in respect of 2012.

The Bank will not exercise its redemption right in respect of Preference Shares that becomes exercisable on the interest payment date falling in June 2013, as permitted in accordance with the terms and conditions governing the Preference Shares at the redemption price set out therein, and does not currently intend to exercise its redemption right that is exercisable on future interest payment dates. Any future decision to exercise redemption rights, or calls, in respect of Preference Shares underlying ADSs that are not purchased pursuant to the Offer will be made on the basis of prevailing economic conditions, the then-current regulatory framework and the best interests of the Bank, subject, in any case, to the approval of the Bank of Greece and any other relevant authority (including the European Commission General Directorate for Competition and the Hellenic Financial Stability Fund), as further described in the Offer to Purchase.

FURTHER INFORMATION

In connection with the Offer, Bank of America Merrill Lynch is acting as Dealer Manager, D.F. King Worldwide is acting as Information Agent and The Bank of New York Mellon is acting as the Tender Agent.

The Bank has agreed to pay to each Retail Processing Dealer a Retail Processing Fee related to the tender of the ADSs under certain circumstances, as described further in the Offer to Purchase.

The Bank filed today a Tender Offer Statement on Schedule TO (a ‘‘Tender Offer Statement’’), together with the Offer to Purchase and related Letter of Transmittal that are exhibits to the Tender Offer Statement, with the Securities and Exchange Commission (the “SEC”), and may file amendments thereto.  Each such document, as well as any amendments, supplements or additional exhibits thereto, will be available when filed by the Bank, free of charge, from the SEC’s website at http://www.sec.gov.  Holders of ADSs are encouraged to read these documents, as they contain important information about the Offer.

Requests for documents and information should be directed to the Dealer Manager and the Information Agent for this Offer, at the contacts set forth below.

DEALER MANAGER

Bank of America Merrill Lynch

Merrill Lynch, Pierce Fenner & Smith Incorporated

Attention: Liability Management Group

214 North Tryon Street, 21st Floor

Charlotte, North Carolina 28255

Collect: +1-980-683-3215

U.S. Toll Free: +1-888-292-0070

Merrill Lynch International

2 King Edward Street

London EC1A 1HQ

United Kingdom

Attn: John Cavanagh, +44 20 7995 3715

john.m.cavanagh@baml.com

Tommaso Gros-Pietro, +44 20 7995 2324

tommaso.gros-pietro@baml.com

INFORMATION AGENT

D.F. King Worldwide

In New York:

48 Wall Street, 22nd Floor

New York, New York 10005

Attn: Elton Bagley

(Toll-Free): (800) 967-4617

(Collect): (212) 269-5550

In London:

Citypoint, 11th Floor

1 Ropemaker Street

London, EC2Y 9AW

Attn: Damian Wakin / Katerina Papamichael

Call: +44 20 7920 9700

Email: nbg@king-worldwide.com

ABOUT THE BANK

National Bank of Greece S.A., domiciled in the Hellenic Republic, is a limited liability stock company (société anonyme) organized under the laws of the Hellenic Republic. National Bank of Greece S.A. and its consolidated subsidiaries comprise a diversified financial services group engaged in a wide range of banking, financial services, insurance, stock-brokerage and finance-related activities throughout the Hellenic Republic and internationally.  The Bank’s headquarters are located at 86 Eolou Street, Athens 10232, the Hellenic Republic and its telephone number is +30-210-334-1000.

The ADSs are listed on the New York Stock Exchange under the symbol “NBG-A”.  Each ADS represents one Preference Share.

DISCLAIMER

This press release must be read in conjunction with the Offer to Purchase and accompanying Letter of Transmittal. The Offer to Purchase and accompanying Letter of Transmittal contain important information which must be read carefully before any decision is made with respect to the Offer described in this press release. If any holder of ADSs is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, counsel, accountant or other independent financial adviser. Any holder of ADSs whose ADSs are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offer. None of the Bank, the Dealer Manager, the Tender Agent, the Information Agent or any of their respective affiliates, makes any recommendation as to whether or not any holder of ADSs should tender ADSs held by them pursuant to the Offer.

OFFER AND DISTRIBUTION RESTRICTIONS

General

This press release does not constitute an offer to buy or the solicitation of an offer to sell Preference Shares or ADSs, and tenders of ADSs in the Offer will not be accepted from ADS Holders, in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities, “blue sky” or other laws require an Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, such Offer shall be deemed to be made by the Dealer Manager or affiliate (as the case may be) on behalf of the Bank in such jurisdictions.

Hellenic Republic

Neither the press release nor any other documents or materials relating to the Offer constitute a “public offer” (dimossia prosfora), within the meaning of Greek Law 3401/2005, or a “tender offer” (dimossia protassi), within the meaning of Greek Law 3461/2006, for the purchase, sale or exchange of securities in the Hellenic Republic and no information contained herein or therein can be considered as investment advice or a solicitation of an investment in securities in the Hellenic Republic in terms of Greek Law 3606/2007.  Accordingly, neither this press release nor any other documents or materials relating to the Offer have or will be submitted to the Hellenic Capital Market Commission for approval pursuant to such laws.

Republic of Italy

The Offer is not being made, directly or indirectly, in the Republic of Italy. The Offer and this press release and any other documents or materials relating to the Offer have not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa  pursuant to Italian laws and regulations. Accordingly, (i) neither this press release, nor any other offering material relating to the Offer or the ADSs may be distributed or made available in the Republic of Italy and (ii) no marketing, promotional, informative or solicitation activity may be performed in the Republic of Italy.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the ADSs or this Offer.

United Kingdom

The communication of this press release and any other documents or materials relating to the Offer is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000.  Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom.  The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Promotion Order) or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

Kingdom of Belgium

Neither this press release nor any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten) and, accordingly, the Offer may not be made in the Kingdom of Belgium (“Belgium”) by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids (as amended or replaced from time to time) (the “Law of 1 April 2007”).  Accordingly, the Offer may not be advertised and the Offer will not be extended, and neither this press release nor any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” as referred to in Article 6 of the Law of 1 April 2007 and as defined in Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended or replaced from time to time), acting on their own account.  Insofar as Belgium is concerned, this press release and any other documents or materials related to the Offer have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer.  Accordingly, the information contained in this press release and any other documents or materials related to the Offer may not be used for any other purpose or disclosed to any other person in Belgium.

Republic of France

The Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”).  Neither this press release nor any other documents or materials relating to the Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (Investisseurs Qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2, D.411-1 to D.411-3, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier, are eligible to participate in the Offer.  This press release has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Grand Duchy of Luxembourg

Under no circumstances shall the Offer constitute an offer to sell or issue ADSs, or the solicitation of an offer to buy or subscribe for ADSs, addressed to the public in the Grand Duchy of Luxembourg.